Exhibit 99.1

Innoviva acquisition and integration FAQs

What was announced?

Innoviva and Entasis have signed an agreement for Innoviva to acquire Entasis for $2.20 per share. Innoviva was already a large shareholder in Entasis, and we have now announced our agreement with Entasis to purchase the remaining outstanding shares and become the only owner.

Who is Innoviva?

Innoviva is a large, stable, well-capitalized company supported by long-term royalty cash flows. We are a 20-year-old, $~1.2bn market value public company with a history of successful drug development and commercialization. We have had revenues of $300-400m a year over the past 5 years, growing at a double-digit rate, and expect similar royalty revenues in the future. Our royalty products are best-in-class drugs for asthma and COPD (Breo, Anoro, Trelegy) that were originally developed by us and later partnered with GSK.

Why is Innoviva interested in acquiring Entasis?

We are excited about what you have already accomplished and want to increase our support. Entasis will be a critical building block for Innoviva’s long-term strategy to bring the most innovative medicines to patients in overlooked areas with significant unmet medical need. Innoviva shares your belief in novel infectious disease therapies as a critical area of innovation and value to patients, the healthcare system, and shareholders.

What does this announcement mean to me?

You will continue to be employed by Entasis on the basis of your existing terms and conditions of employment, and the two companies will continue to operate independently in the near term. The deal is expected to close in approximately 6-8 weeks, subject primarily to shareholder support. The treatment of existing Restricted Stock Units (“RSUs”) and stock options in Entasis is discussed below.  After the closing, we expect to put additional long-term equity incentive programs in place.

To whom do I report now?

Until closing, there will be no change in the Entasis organization and reporting structure. Integration details will be developed and communicated over the coming weeks and months. Between now and the closing of the transaction, Entasis should continue its day-to-day business operation as usual, and Innoviva and Entasis will continue to operate as separate companies.  We encourage you to continue doing exactly what you’ve been doing – building a tremendous company with incredible potential.

How should Entasis and Innoviva employees interact between now and when the deal closes?

Between now and the closing of the transaction, Innoviva and Entasis will continue to operate as separate companies. Integration planning will begin between now and the closing date and we expect that it will be a smooth transition with limited impact on the day-to-day operations.

What will happen to the Entasis operations?

We expect that core activities will continue largely as is.

Will Entasis employees have to move into Innoviva offices?

There are no anticipated plans to make changes to your office environment.

Where do we go if we have questions about Innoviva?

Key Innoviva executives and board members will visit over the coming weeks to tell you more about Innoviva and to answer as many of your questions as they can. Remote employees will have an opportunity to call in.

Upon closing the acquisition, we will communicate with you in person and by email to provide resources; in the meantime please direct any questions you have related to the acquisition or Innoviva to your manager or to integration@inva.com or directly to Austin Hackett (Austin.Hackett@inva.com) who will be leading the effort at Innoviva.

Rest assured that your questions are very important to us, yet it is also important that we answer your questions accurately and within legal guidelines, so some answers may take longer than others.

What’s next?

The Innoviva and Entasis leadership teams will ensure all required activities are managed appropriately to achieve the close of the deal, targeted for 6-8 weeks from now, subject to shareholder support.

Most operations will continue unchanged after close; we want you to continue achieving all the great milestones you’ve been working on, it’s why we are acquiring Entasis!

During the period prior to closing, we will assess whether any changes will be necessary to ensure the companies can operate together in an effective manner.  For example, some accounting processes may require integration. You will be contacted if your support is needed in any of these integration projects. We believe that most functions will not require integration. Our goal is to minimize any distractions for you.

How can I help with the transition?

Maintaining the quality levels and business objectives of which both companies are proud is very important to the smooth transition. A major event like this acquisition can cause disruption and concern for everyone involved. We believe that combining the resources, capabilities, and talent of the two companies will enable us to build a bright future for all. Remaining focused on your work will help us all have a smoother transition.

BENEFITS AND HUMAN RESOURCES FAQs

What will happen to my current benefits after the close date?

We expect that your Entasis compensation and benefits will stay as they are.

What will happen to my pay?

You will remain on your existing terms and conditions of employment with Entasis.

How will Entasis’ stock programs be handled through the transition?

Entasis (ETTX) RSUs will be exchanged for Innoviva (INVA) RSUs of the same value based on the relative 10-day weighted average share price of Innoviva as compared to the transaction price of $2.20 per share of Entasis stock.

Stock options with intrinsic value (“in-the-money”) will become fully vested and cashed out, on the Close date. Underwater stock options will be cancelled.

Any Entasis employees with unvested RSUs at the time of Close will have their unvested balances translated to Innoviva stock at the rate described above. To sharpen focus on the key milestones you have in the coming months, Innoviva has decided to accelerate the vesting schedule of the RSUs that were issued in January of this year:
•	25% upon one year grant anniversary (January 2023)
•	50% upon the earlier of NDA approval or one year anniversary of closing
•	25% upon second grant anniversary (January 2024)

We also expect to put a new long-term program using Innoviva equity in place after closing.

What is the Innoviva review cycle for salary and performance?

It is Innoviva’s intent to conduct performance reviews on a regular basis in line with your existing timing and process. Salary increase guidelines are structured in alignment with our pay for performance philosophy and market conditions.

Does Innoviva have a cash bonus program?

Yes, we expect your bonus program under Innoviva ownership will follow the same terms per your current contract with Entasis. In addition, all non-C-suite employees will receive additional cash bonus equal to 10% annual base pay upon FDA acceptance of the SUL-DUR NDA.

Will my job responsibilities change?

For most Entasis employees, there will be few, if any, changes in day-to-day responsibilities after the close.

Important Information about the Tender Offer

The tender offer described in this document (the “Offer”) has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Entasis Therapeutics Holdings Inc. (“Entasis”) or any other securities. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Innoviva, Inc. (“Innoviva”) and Innoviva Merger Sub, Inc., a wholly owned subsidiary of Innoviva, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Entasis with the SEC. The offer to purchase shares of Entasis common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies may be obtained at no charge by contacting Innoviva at 1350 Old Bayshore Highway Suite 400, Burlingame, CA 94010 or (650) 238-9600 or by contacting Entasis at 35 Gatehouse Drive, Waltham, MA 02451 or (781) 810-0120. In addition, Innoviva and Entasis file annual, quarterly and current reports and other information with the SEC, which are also available to the public at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This document includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Innoviva’s proposed acquisition of Entasis.  Such forward-looking statements include, but are not limited to, the ability of Innoviva and Entasis to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Innoviva’s and Entasis’ beliefs and expectations and statements about the benefits sought to be achieved in Innoviva’s proposed acquisition of Entasis, the potential effects of the acquisition on both Innoviva and Entasis, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Entasis’ product candidates. Many of these risks and uncertainties are beyond Entasis’ control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, or with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Entasis’ stockholders unaffiliated with Innoviva will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated by the merger agreement may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Entasis’ business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and diversion of management time and attention from managing Entasis’ affairs; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Innoviva’s and Entasis’ patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Innoviva and Entasis undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Innoviva’s and Entasis’ 2021 Annual Reports on Form 10-K and Innoviva’s and Entasis’ other filings with the Securities and Exchange Commission (“SEC”) available on the SEC’s website at www.sec.gov.